Filed by GoAmerica, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed pursuant
to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: GoAmerica, Inc.
Commission File No.: 0-29359

CONTACT:

Joe Karp
GoAmerica
Voice: 201-527-1518
jkarp@goamerica.com

i711.com™ ON THE AIM SERVICE MAKES AIM RELAY CALLS FAST AND EASY

Exclusive Smart Dialing Features Deliver One-Step Relay Calling
and a Fast, Easy Relay Experience For People Who Are Deaf or Hard-of-Hearing

HACKENSACK, NJ - October 5, 2005 - GoAmerica, Inc. (NASDAQ: GOAM) today announced that its i711.com relay services are available through the AOL Instant Messenger (AIM) service, providing an enhanced relay calling experience for relay calls placed through AIM.

To access i711.com services, AIM® users simply send an instant message to the screen name “i711relay” with the phone number they would like to dial.  They are then automatically connected with a Communications Assistant who places the call.   i711.com’s exclusive “smart dialing” features are also now available through the AIM service. Users can call anyone in their online i711 Phone Book just by typing the person’s name into an instant message, or can look up a contact in their i711 Phone Book by typing the first few letters of the person’s name.

“Relay calling through the AIM service has become very popular,” said Mark Stern, vice president of product management for GoAmerica. “When our customers asked us to enable AIM access to i711.com, we wanted to make sure our service provided faster, easier relay calls. With one-step calling and our other smart dialing features, we think i711.com moves AIM-accessed relay calling to a new level of speed and convenience.”

Smart Dialing and Convenient Features

i711.com on the AIM service includes convenient features and exclusive “smart dialing” features, which enable users to make faster relay calls wherever the AIM service is used. These include:

One-step Dialing. Send any U. S. phone number in an instant message to the AIM® screen name “i711relay”, and the service automatically connects the user to that phone number through the i711.com relay center.

Letter Dialing Plus. The service automatically converts phone numbers that contain letters, as well as most common phone number formats. Whether the user dials 1-800-FLOWERS, 800.555.1234, (201) 555-1234, or 2015551234, their call is automatically connected.

Exclusive i711 Phone Book Access. Registered i711.com users can dial names from the i711 Phone Book in one step. For example, instead of typing “Call 201-555-1234,” to dial the bank’s phone number, the user just types “Call bank.” The service automatically accesses the user’s phone book, retrieves the phone number and begins the call. Calls to i711 Phone Book entries are handled according to the user’s preset call preferences.

Exclusive Name Look Up. When users type a name for which there are several identical or similar entries in their i711 Phone Book, they’re presented with a list of matching names and numbers. Users simply select a name from the list, and i711.com automatically connects the call.

i711 Phone Book access with name look up enables registered users to bring their i711 Phone Books with them wherever they use the AIM service.

“i711.com is the best relay service I’ve used through the AIM service,” said i711.com user, Sarah Sommer. “I especially like accessing my i711 Phone Book through the AIM service. Being able to look up numbers and make my calls without a bunch of extra steps saves me lots of time.”

Pricing and Availability

i711.com on the AIM service is free and available now by adding the screen name “i711relay” to the AIM Buddy List feature.

By adding their own AIM screen name to their online i711.com profile, registered users gain i711 Phone Book Access and Name Look Up when using the AIM service.

All relay calls made through i711.com on the AIM service are free. Registration, required for i711 Phone Book access, is also free by visiting www.i711.com/register.

For more information, visit www.i711.com/aim.

About GoAmerica

GoAmerica provides a wide range of wireless, relay and prepaid communications services, customized for people who are deaf, hard-of-hearing or speech impaired. The Company's vision is to improve the quality of life of its customers by being their premier provider of innovative communication services. For more information on the Company or its services, visit http://www.goamerica.com or contact GoAmerica directly at TTY 201-527-1520, voice 201-996-1717 or via Internet relay by visiting http://www.i711.com.

Safe Harbor

The statements contained in this news release that are not based on historical fact are "forward-looking statements" that are made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements may be identified by the use of forward-looking terminology such as "may", "will", "expect", "estimate", "anticipate", "continue", or similar terms, variations of such terms or the negative of those terms.  Such forward-looking statements involve risks and uncertainties, including, but not limited to those of GoAmerica including:  (i) our limited operating history; (ii) our ability to successfully manage our strategic alliance with EarthLink; (iii) our dependence on EarthLink to provide billing, customer and technical support to certain of our subscribers; (iv) our ability to respond to the rapid technological change of the wireless data industry and offer new services; (v) our dependence on wireless carrier networks; (vi) our ability to respond to increased competition in the wireless data industry; (vii) our ability to integrate acquired businesses and technologies, including Hands On (if the merger is closed); (viii) our ability to generate revenue growth; (ix) our ability to increase or maintain gross margins, profitability, liquidity and capital resources; and (x) difficulties inherent in predicting the outcome of regulatory processes.  Such risks and others are more fully described in the Risk Factors set forth in our filings with the Securities and Exchange Commission.  Our actual results could differ materially from the results expressed in, or implied by, such forward-looking statements. GoAmerica is not obligated to update and does not undertake to update any of its forward looking statements made in this press release. Each reference in this news release to “GoAmerica”, the “Company” or “We”, or any variation thereof, is a reference to GoAmerica, Inc. and its subsidiaries.  “GoAmerica” and “WyndTell” are registered trademarks of GoAmerica.  “i711”, “i711.com”, and “Clear Mobile” are trademarks, and “Relay and Beyond” is a service mark of GoAmerica.  Other names may be trademarks of their respective owners.

Additional Information

On July 6, 2005 GoAmerica entered into a merger agreement with Hands On Video Relay Services as related parties.

GoAmerica, Inc. plans to file a Registration Statement on SEC Form S-4 in connection with the merger with Hands On and the parties expect to mail a Proxy Statement/Prospectus to their shareholders containing information about the merger.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY ARE AVAILABLE.  THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT GOAMERICA, HANDS ON, THE MERGER AND RELATED MATTERS.  Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov.  In addition to the Registration Statement and the Proxy Statement/Prospectus, GoAmerica files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission.  You may read and copy any reports, statements and other information filed by GoAmerica at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC’s other public reference rooms.  Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms.  GoAmerica’s filings with the SEC also are available to the public at the web site maintained by the SEC at http//www.sec.gov. Hands On, its directors, executive officers and certain members of management and employees may be soliciting proxies from Hands On’s shareholders in favor of the adoption of the merger and the merger agreement.  GoAmerica, its directors, executive officers, and certain members of management and employees may be soliciting proxies from GoAmerica’s shareholders to authorize the issuance of the shares of GoAmerica common stock issuable pursuant to the merger agreement. A description of any interests that Hands On’s directors and executive officers, or that GoAmerica’s directors and executive officers, have in the merger will be available in the Proxy Statement/Prospectus.  This press release does not constitute an offer of any securities for sale.

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